Filed Pursuant To Rule 433
Registration No. 333-167132
August 4, 2010

SPDR® Gold Shares	As of 03/31/2010

INDEXTICKER N/A INTRADAY NAVTICKER GLDIV	FUND INCEPTION DATE

11/12/2004

OBJECTIVE

The objective of the SPDR® GoldTrustt is for the Shares to reflect the performance of the price of gold bullion, less the Trust’s expenses.

Ordinary brokerage commissions may apply.	ABOUT GOLD BULLION

A transcendent store value, gold is accepted the world over and may be an effective wealth preservation tool. Most importantly, due to its low-to-negative correlations with traditional asset classes as well as with major economic variables, gold is a proven asset diversifier. When used in the construction of diversified portfolios, gold potentially helps reduce overall risk and may ultimately help protect investor wealth.
PERFORMANCE

TOTAL RETURN	LONDON PM FIX (%)	NAV (%)	MARKET VALUE (%)
QTD	2.57	0.95	1.53
YTD	2.57	0.95	1.53
ANNUALIZED
1 YEAR	21.71	21.24	20.67
3 YEAR	18.99	18.52	18.32
5 YEAR	21.13	20.65	20.52
SINCE FUND INCEPTION	18.83	18.36	18.02

(%)
GROSS EXPENSE RATIO‡	0.40
Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month-end performance.
ADVANTAGES

EASILY ACCESSIBLE	Listed on the NYSE	TRANSPARENT	There exists a 24-hour global over-the-counter market for gold bullion, which provides readily available market data. The price, holdings and net asset value of Gold Shares, as well as market data for the overall gold bullion market, can be tracked daily at: www. spdrgoldshares.com

SECURE	The Gold Shares represent fractional, undivided interests in the Trust, the primary asset of which is allocated (or secured) gold.

COST EFFECTIVE	For many investors, the transaction costs related to the Gold Shares are expected to be lower than the costs associated with the purchase, storage and insurance of physical gold.	FLEXIBLE	Gold Shares are listed on the New York Stock Exchange Area (NYSE Arca:
GLD) and trade the same way ordinary stocks do. It is possible to buy or sell Gold Shares continuously throughout the trading day on the exchange at prices established by the market. Additionally, it is possible to place market, limit and stop-loss orders of Gold Shares.

LIQUID	Structure allows for baskets to be created and redeemed according to market demand, creating liquidity,

‡	World Gold Trust Services, LLc as the Sponsor and State Street Global Markets, LLc as the Marketing Agent have agreed to reduce the fees payable to them from the assets of the Trust to the extent required so that the estimated ordinary expenses of the Trust do not exceed an amount equal to 0.40% per annum of the daily net asset value during the period ending seven years from the date of the Trust Indenture, 11/12/2004, or upon the earlier termination of the Marketing Agent Agreement.

Neither diversification nor asset allocation ensure profit or guarantee against loss.

SPDR® Gold Shares	As of 03/31/2010

KEY FACTS
BLOOMBERG	SPDR
TICKER SYMBOL	GLD
CUSIP	78463V107
EXCHANGE	New York Stock Exchange
SHORT SALE ELIGIBLE	Yes
MARGIN ELIGIBLE	Yes

MANAGEMENT
SPONSOR	World Gold Trust Services, LLC
CUSTODIAN	HSBC Bank USA, N.A.
TRUSTEE	The Bank of New York
MARKETING AGENT	State Street Global Markets, LLC
Shares (the “Shares”) of the SPDR® Gold Trust (the “Trust”) trade like stocks, are subject to investment risk and will fluctuate in market value. The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares. The Trust does not generate any income and as the Trust regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time. Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor (defined below) and the Marketing Agent (defined below) expect the value of an investment in the Shares to similarly decline proportionately.
The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including “Risk Factors” before making an investment decision about the Shares.
Shareholders of the Trust will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee of the Trust is subject to regulation by the Commodity Futures Trading Commission. Shareholders will not have the regulatory protections provided to investors in Commodity Exchange Act regulated instruments or commodity pools.
“SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and has been licensed for use by State Street Corporation. No financial product offered by State Street Corporation or its affiliates is sponsored, endorsed, sold or promoted by S&P or its affiliates, and S&P and its affiliates make no representation, warranty or condition regarding the advisability of buying, selling or holding units/shares in such products. Standard & Poor’s®, S&P®, SPDR® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by State Street Corporation.
The Trust is sponsored by World Gold Trust Services, LLC (the “Sponsor”), a wholly-owned subsidiary of the World Gold Council. State Street Global Markets, LLC (the “Marketing Agent”) is the marketing agent of the Trust and an affiliate of State Street Global Advisors. For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111• 866.320.4053 • www.spdrgoldshares.com.
Not FDIC Insured — No Bank Guarantee — May Lose Value
Date of First Use: July 2010
Expiration Date: 07/20/2010

20100709/15:53	ETF-GLD

First issued: April 10, 2010. This Free Writing Prospectus is being filed in reliance on Rule 164(b).
SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.